UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934 for the fiscal year end DECEMBER 31, 2013

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934 for the transition period from ___________ to___________

Commission file number 1-8339

A.  Full title of the Plan and the address of the plan, if different from that of the issuer named below:

THRIFT AND INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NORFOLK SOUTHERN CORPORATION
Three Commercial Place
Norfolk, VA  23510

TABLE OF CONTENTS

Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies

		Page

Report of Independent Registered Public Accounting Firm		3
Statements of Assets Available for Benefits		4
Statement of Changes in Assets Available for Benefits		5
Notes to Financial Statements		6

	Schedule
Schedule H, line 4i - Schedule of Assets (Held at End of Year)	1	16

Signatures		17

Exhibit Index		17

Report of Independent Registered Public Accounting Firm

The Board of Managers
Thrift and Investment Plan of Norfolk Southern Corporation
  and Participating Subsidiary Companies:

We have audited the accompanying statements of assets available for benefits of the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of the Plan (Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP
KPMG LLP
Norfolk, Virginia
June 11, 2014

Thrift and Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies
Statements of Assets Available for Benefits

	December 31,
	2013	2012
	($ in thousands)
Assets
Investments:
Plan interest in Master Trust for Norfolk Southern Corporation common stock	$ 342,470	$ 287,337
Mutual funds:
Balanced funds	212,498	164,306
Equity growth and income funds	210,374	157,417
International stock fund	53,875	38,762
Bond funds	34,814	33,843
Common collective trust – stable value fund	113,963	114,930

Investments at fair value	967,994	796,595

Notes receivable from participants	17,953	16,843

Assets reflecting investments at fair value	985,947	813,438

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,090)	(5,786)
Assets available for benefits	$ 982,857	$ 807,652

See accompanying notes to financial statements.

Thrift and Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies
Statement of Changes in Assets Available for Benefits

Year ended
December 31,
2013
($ in thousands)

Investment income
Plan interest in Master Trust for Norfolk Southern Corporation common stock	$ 136,163
Net appreciation in fair value of investments	74,880
Dividends	15,473
Interest	1,949

Total investment income	228,465

Interest on notes receivable from participants	734

Contributions
Employee contributions	31,330
Employer contributions	12,448
Assets transferred in from Thoroughbred Retirement Investment Plan	1,290

Total contributions	45,068

Distributions
Benefits paid	98,723
Administrative expenses	339

Total distributions	99,062

Net increase in assets available for benefits	175,205

Assets available for benefits
Beginning of year	807,652
End of year	$ 982,857

See accompanying notes to financial statements.

Thrift and Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies
Notes to Financial Statements

The following Notes are an integral part of the Financial Statements.

1.  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis.

The Thrift and Investment Plan of Norfolk Southern Corporation (NS) and Participating Subsidiary Companies (the Plan) meets the definition of a defined-contribution employee benefit plan under the Employee Retirement Income Security Act of 1974, as amended (ERISA), and is thus subject to the reporting and disclosure, participation and vesting, fiduciary responsibility, and administration and enforcement provisions of Title I of ERISA.  As an individual account plan, however, the Plan is not subject to the funding provisions of Title I or to the benefit guaranty provisions of Title IV of ERISA.

As described in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 946, “Financial Services – Investment Companies,” and ASC 962, “Plan Accounting – Defined Contribution Pension Plans,” investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the ASC, the Statements of Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Assets Available for Benefits reflects such investment contracts on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investments

The presentation of investments at fair value in the accompanying financial statements of the Plan is required by, and is in accordance with, GAAP.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for discussion of fair value.

Notes Receivable from Participants

Participant loans are classified as notes receivable from participants, and are measured at their unpaid principal balance plus any accrued but unpaid interest.  The Form 5500 presents participant loans as an investment.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Revenue Recognition

Unrealized and realized appreciation and depreciation in the fair value of investments are recognized in the financial statements in the periods in which such changes occur.  Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed).  Interest is accrued when it is earned.  Dividend income is recorded on the ex-dividend date.

2.  Plan Description

The following is a brief discussion of the Plan in effect during 2013 and not the complete text of the plan document. Participants should refer to the plan document for more complete information.  Capitalized terms used but not defined herein are defined in the plan document.

General Information

The Plan was established effective June 1, 1982, by resolution adopted on April 30, 1982, by the Board of Directors of NS.

The purpose of the Plan is to encourage retirement savings among eligible employees.  Generally, Nonagreement Employees of NS or a participating subsidiary company are automatically enrolled to become a member of the Plan (Member) upon employment unless the employee opts out of participation.

A portion of the Plan is intended to be an employee stock ownership plan (ESOP) within the meaning of Section
4975(e)(7) of the Internal Revenue Code (Code).  The ESOP is designed to invest primarily in NS common stock (NS stock), which is a qualifying security within the meaning of Sections 409(1) and 4975(e)(8) of the Code.

The Plan is administered by a Board of Managers (Managers), the members of which are appointed by the Chief Executive Officer of NS.  However, the Plan designates the Benefits Investment Committee, consisting of NS's Chief Financial Officer, Chief Legal Officer, and Chief Administrative Officer, as responsible for choosing the Plan's investment options (other than the NS Stock Fund, as the NS Stock Fund is required to be offered under the terms of the Plan) and monitoring the continued appropriateness of those investment options.  The Managers and members of the Benefits Investment Committee receive no remuneration with respect to their service in such capacity.  The Vanguard Fiduciary Trust Company is the Plan’s independent trustee, and The Vanguard Group, Inc. is the Plan’s record keeper.  NS and the participating subsidiary companies in their discretion pay certain administrative costs arising under the Plan.

Vesting

A Member has a fully vested interest in all Pre-Tax, Roth, PAYSOP and After-Tax balances (Accounts) under the Plan; except that a Member will forfeit matching contributions associated with pre-tax contributions withdrawn under the Plan’s permissive withdrawal feature, which allows for withdrawals within 90 days of the first payroll in which pre-tax contributions were made to the Plan under the auto-enrollment feature.

Pre-Tax, Roth, Matching, PAYSOP and After-Tax Contributions Accounts

A Member may elect that NS contribute to the Plan an amount equal to not less than 1% nor more than 75% of the Member’s Compensation, as defined in the Plan.  The Member must irrevocably designate any such contribution to the Plan as a Pre-Tax Contribution or Roth Contribution at the time of the deferred election, and any contribution made to the Plan as a Pre-Tax or Roth Contribution may not later be reclassified to the other type.

A Member who is automatically enrolled in the Plan is deemed to have initially elected to make a Pre-Tax Contribution of 3% of the Member’s Compensation with 1% annual increases, up to a maximum of 6%.  A Member may elect at any time to stop contributing, to contribute a percentage other than the automatic percentage, or to change the automatic 1% increase.  Under automatic enrollment, a Member’s contributions are invested by default in the Vanguard Target Retirement Fund that has a target date nearest to the date on which the Member will turn age 65, unless the Member makes a different investment election.

Annual Pre-Tax and Roth Contributions are limited as provided in Section 402(g) of the Code ($17,500 for 2013). However, a Member who is at least age 50, or will attain age 50 by the end of the calendar year, may make additional annual contributions up to the limits as provided in Code Section 414(v)(2)(B)(i) ($5,500 for 2013).

NS contributes matching contributions of 100% of the sum of the Member’s Pre-Tax Contributions plus Roth Contributions not to exceed 1% of the Member’s Compensation, and 50% of the sum of the Member’s Pre-Tax Contributions plus Roth Contributions that exceed 1% of the Member’s Compensation but does not exceed 6% of the Member’s Compensation.

Before 1987, NS contributed to the Plan PAYSOP Contributions equal to the maximum employee stock ownership credit allowed for federal income tax purposes under former Section 44G of the Code.  In addition, before 1987, each Member was allowed to voluntarily contribute to the Member’s After-Tax Contributions Account.  No such PAYSOP or After-Tax Contributions were made after 1986.

Rollover Accounts

A Member can contribute to a Pre-Tax Rollover Contributions Account eligible rollover distributions from a tax-qualified retirement plan of a former employer or from an individual retirement account, and may contribute to a Roth Rollover Contributions Account eligible rollover distributions from a designated Roth Account from a tax-qualified retirement plan of a former employer.

Income and Dividends

Income received, in the form of dividends or otherwise, from investments held is retained in the respective Accounts of each Member and is reinvested in the investment option from which such income was distributed.

Notwithstanding the foregoing, all dividends paid with respect to NS stock held in the NS Stock Fund shall, at the Member’s election, either (i) be paid to the Plan and distributed in cash to the Members as soon as practicable, or (ii) be paid to the Plan and reinvested in the NS Stock Fund within the Member’s Accounts.  A member who does not make a timely election will have such dividends paid to the Plan and reinvested in the NS Stock Fund within the Member’s Accounts.

Distributions and Withdrawals

Except as hereinafter provided, the account balances of a Member will be held by the Trustee until the earlier of the Member’s retirement, disability, death, or severance from employment.  If a Member retires prior to Normal Retirement Age, incurs a disability or severs from employment and the value of the Member’s interest in the Plan is greater than $5,000, no distribution of account balances will be made to the Member prior to the earlier of Normal Retirement Age or death without the Member’s consent.  If the value of the Member’s interest in the Plan does not exceed $5,000, then the account balances will be distributed to the Member as soon as practicable; however, if the distribution is greater than $1,000, but does not exceed $5,000, and the Member does not elect to have the distribution paid directly to an eligible retirement plan or receive the distribution directly, then the Plan Administrator will transfer the amount in a direct rollover to an individual retirement account for the Member.

The normal form of payment under the Plan is a single lump sum, but a Member may elect that the portion of their account that is invested in the NS Stock Fund be distributed in whole shares of NS stock rather than cash.  A Member may request that a distribution from the Plan be made directly to another eligible retirement plan as the Member directs.  However, no direct transfer will be made of any amount deemed to be distributed to a Member as the result of a default on a Member’s loan.

A Member may at any time withdraw all or a portion of the balance of their After-Tax Contributions Account, Matching Contribution – Pre 2008 Account or Rollover Accounts.

A Member may make a written request for a hardship withdrawal as described in the plan document.

A Member who is automatically enrolled in the Plan may elect to withdraw all contributions to the Plan (as adjusted for earnings or losses) within 90 days of the date following the first payroll in which pre-tax contributions were made to the Plan under the auto-enrollment feature.

Transfers with other Plans

If the Managers determine that the plan of an affiliate is comparable to this Plan, (i.e., the Plan provides all the same options and forms of benefit as the plan of the affiliate from which the transfer is to be made), a Member may transfer cash or NS stock representing employee and employer contributions (including earnings thereon) as a direct transfer from the Code Section 401(k) plan of the affiliate. Such transfers must be made directly from the trustee of the Code Section 401(k) plan of the affiliate.  As the Managers may prescribe, any transfer may include a transfer of any outstanding loans.

A Member may be allowed to transfer, as a direct transfer, their Accounts to the Code Section 401(k) plan of an affiliate or to another plan of NS if the Managers determine that the transferee plan is comparable to this Plan, and the employee is eligible to participate in such other NS plan.

Loans

A Member may, no more than once in any calendar year, borrow from the balance of their Pre-Tax Contributions, Roth Contributions, and/or Rollover Contributions, subject to certain limitations as described below.  A Member cannot apply for a loan if the Member has three or more loans outstanding.

The maximum loan term is five years.  The amount of a loan may not be less than $1,000 and, when added to the outstanding balance of all other loans from the Plan, may not be more than the lesser of $50,000 (reduced by the excess, if any, of the highest outstanding balance of loans by the Member from the Plan during the one year period ending on the day before the date on which such loan was made, over the outstanding balance of loans by the Member from the Plan on the date on which such loan was made) or one half of the fair market value of the Member’s Accounts.

Where a loan has not been repaid in full immediately prior to the distribution of a Member’s account balances as a result of the Member’s retirement, severance from employment, disability or death, the balance of such loan plus interest accrued will be immediately due and payable, and the amount of the debt will be set off against any amount payable to the Member or their beneficiary from the Plan.

The unpaid balance of any loan shall bear interest at a fixed rate at the time the loan is made.  The rate shall be equal to the Prime Rate plus 1%, as determined by Reuters.  The rate will be adjusted on the first business day of the month after any month in which the Prime Rate changes.

The Managers shall have the right on a uniform or consistent basis to limit the amounts, terms, and conditions of loans and may declare a moratorium on loans.

Plan Termination

Although it has not expressed any intent to do so, NS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, Members would remain 100% vested in their employee and employer contributions.

3.  Investment Program

A Member must make an initial investment election which will apply to the Member’s Accounts.  If a Member does not make an affirmative initial investment election, the Member will be deemed to have allocated all contributions to the Vanguard Target Retirement Fund that has a target date nearest to the date on which the Member will turn age 65.

A Member may elect at any time to exchange the existing balances in the Member’s Accounts invested in any option to another option(s), subject to any frequent trading policy or similar restriction.

4.  Investments

Investments at fair value that represent 5% or more of the Plan’s assets available for benefits consisted of the following:
	December 31,
	2013	2012
	($ in thousands)

Plan interest in Master Trust for NS stock	$ 342,470	$ 287,337

Value of interests in mutual funds:
Balanced funds:
Vanguard Wellington Fund Admiral Shares	92,680	78,129
Equity growth and income funds:
Vanguard Institutional Index Fund	66,909	52,411
Vanguard Growth Index Fund Institutional Shares	54,976	41,298
Vanguard Windsor II Fund Admiral Shares	51,501	41,799
International Stock Funds:
Vanguard Total International Stock Index Fund	53,875	-

Value of interest in common collective trust:
Vanguard Retirement Savings Trust V (stable value fund)	113,963	114,930

During 2013, the Plan's investments in mutual funds (including realized and unrealized gains and losses) appreciated in value by $74.9 million.

5.  Fair Value

Fair Value Measurements

ASC 820-10, “Fair Value Measurements,” established a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include:
  Quoted prices for similar assets or liabilities in active markets;
  Quoted prices for identical or similar assets or liabilities in inactive markets;
  Inputs other than quoted prices that are observable for the asset or liability; and
  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2013 and 2012.

Mutual funds:  Valued at the net asset value (NAV) of shares held by the Plan as of the close of the New York Stock Exchange (NYSE) at year end.

Common collective trust – stable value fund:  The Plan’s holdings of the stable value fund units (Vanguard Retirement Savings Trust) are valued at NAV, which is used as a practical expedient for fair value.  There are no imposed redemption restrictions and the Plan does not have any contractual obligations to further invest in the trust.  The underlying investments of that trust consist of traditional investment contracts, valued based upon expected future cash flows for each contract discounted to present value; alternative investment contracts, valued based upon the aggregate market values of the underlying investments in mutual funds and bond trusts, and the value of the wrap contracts; and investments in mutual funds and bond trusts, valued at the NAV of each fund or trust determined as of the close of the NYSE at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth the Plan’s investments by valuation technique level, within the fair value hierarchy (there were no level 3 valued investments), excluding Plan interest in Master Trust for NS stock:

	Level 1	Level 2	Total
($ in thousands)
December 31, 2013
Mutual funds	$ 511,561	$ -	$ 511,561
Common collective trust – stable value fund	-	113,963	113,963
Investments at fair value	$ 511,561	$ 113,963	$ 625,524

December 31, 2012
Mutual funds	$ 394,328	$ -	$ 394,328
Common collective trust – stable value fund	-	114,930	114,930
Investments at fair value	$ 394,328	$ 114,930	$ 509,258

6.  Interest in Master Trust for Norfolk Southern Corporation Common Stock

The Plan’s investment in NS stock is included in a master trust along with investments in NS stock held by the Thoroughbred Retirement Investment Plan (TRIP) of NS and Participating Subsidiary Companies.  The NS Stock Fund consists of shares of NS stock, measured at fair value, and a small cash balance for liquidity purposes, and is divided into units (rather than shares of stock) for the purpose of valuing assets of the participating plans and the participants’ accounts.  A unit represents a proportionate ownership interest in investments of the master trust. A unit value is calculated daily by dividing the total value of NS stock and cash, reduced by any unpaid commissions and fees associated with the master trust’s transactions, by the number of units credited to participants of both plans in the master trust. Units are allocated among the plans based on total units credited to participants of each plan. The Plan’s percentage of master trust investment assets was 56.5% at December 31, 2013, and 58.0% at December 31, 2012. The Plan’s interest in fair value of master trust investment assets was $342.5 million at December 31, 2013, and $287.3 million at December 31, 2012.

The following table presents the net assets of the master trust:

	December 31,
	2013	2012
	($ in thousands)

NS stock	$ 606,498	$ 493,866
Money market funds	1,256	1,681
Total investments	607,754	495,547

Accounts receivable	201	-
Accounts payable and other expenses	(2,345)	(41)
Net assets	$ 605,610	$ 495,506

Net investment income for the master trust was as follows:

Year ended
December 31,
2013
($ in thousands)

Net appreciation in fair value	$223,010
Dividends and interest	14,757
Net investment income	$ 237,767

The closing prices reported in the active markets in which the securities are traded are used to value the investments in the master trust.  The following is a description of the valuation methodologies used for assets measured at fair value.

NS stock:  Valued based upon the closing price reported on the NYSE at year end.

Money market funds:  Valued at the closing price reported on the active market on which the funds are traded.

The following tables set forth by level, within the fair value hierarchy, the investments at fair value of the master trust (there were no level 2 or 3 valued investments):

Level 1
($ in thousands)
December 31, 2013
NS stock	$ 606,498
Money market funds	1,256
Total investments	$ 607,754

December 31, 2012
NS stock	$ 493,866
Money market funds	1,681
Total investments	$ 495,547

7.  Federal Income Taxes

The Internal Revenue Service determined and informed NS by a letter dated January 15, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Code.  The Plan is designed and operating in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan is generally subject to examination for a period of three years after the filing of its employee benefit plan annual return.  There are currently no audits for any plan years in progress.

The Plan follows the provisions of ASC 740, “Income Taxes,” as it relates to uncertainties in income taxes.
ASC 740 requires that a liability be recorded for the Plan’s estimate of uncertain tax positions, including a determination that income is nontaxable under the tax law.  The Plan has no liabilities recorded at December 31, 2013 and 2012 for unrecognized tax benefits.

8.  Plan Amendments

The Plan was amended in March 2013 to clarify the Plan language regarding the manner in which Matching Contributions are made to the Plan.

9.  Related Party Transactions

Certain plan investments are shares of mutual funds managed by The Vanguard Group, Inc.  The Vanguard Fiduciary Trust Company and The Vanguard Group, Inc. are the independent trustee and the record keeper, respectively, as defined by the Plan; therefore, fees paid to these entities for trustee, administrative and other transactions qualify as exempt party-in-interest transactions under ERISA and the Code.

The Plan, through the NS Stock Fund, holds NS stock.  NS is the employer and Plan Sponsor.  The investment in the NS Stock Fund qualifies as an exempt party-in-interest transaction under ERISA and the Code.

10.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of benefit claims payable and benefits paid to participants per the financial statements to Form 5500:

	December 31,
	2013	2012
	($ in thousands)

Benefit claims payable to participants per the financial statements	$ -	$ -
Add: Current accruals for withdrawing participants	28	35
Benefit claims payable to participants per Form 5500	$ 28	$ 35

Year ended
December 31,
2013
($ in thousands)

Benefits paid per the financial statements	$ 98,723
Add: Current accruals for withdrawing participants	28
Less: Prior year accruals paid in current year	(35)
Deemed distributions of participant loans	(11)
Benefits paid per Form 5500	$ 98,705

Schedule 1

Thrift and Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Current Value
		($ in thousands)

Plan interest in Master Trust for NS stock*	11,054,550 units of NS Stock Fund	$ 342,470

Value of Interests in Registered Investment Companies:
The Vanguard Group, Inc.*	1,414,309 shares of Vanguard Wellington Fund Admiral Shares	92,680
The Vanguard Group, Inc.*	395,256 shares of Vanguard Institutional Index Fund	66,909
The Vanguard Group, Inc.*	1,148,450 shares of Vanguard Growth Index Fund Institutional Shares	54,976
The Vanguard Group, Inc.*	480,986 shares of Vanguard Total International Stock Index Fund	53,875
The Vanguard Group, Inc.*	789,404 shares of Vanguard Windsor II Fund Admiral Shares	51,501
The Vanguard Group, Inc.*	388,498 shares of Vanguard Small-Cap Index Fund Institutional Shares	20,478
The Vanguard Group, Inc.*	1,268,267 shares of Vanguard Target Retirement 2015 Fund	18,732
Western Asset Funds, Inc.	1,554,483 shares of Western Asset Core Bond Fund	18,358
The Vanguard Group, Inc.*	650,476 shares of Vanguard Target Retirement 2020 Fund	17,634
The Vanguard Group, Inc.*	548,889 shares of Vanguard Mid-Cap Index Fund Institutional Shares	16,510
The Vanguard Group, Inc.*	1,443,730 shares of Vanguard Total Bond Market Index Fund	15,246
The Vanguard Group, Inc.*	944,971 shares of Vanguard Target Retirement 2025 Fund	14,883
The Vanguard Group, Inc.*	832,604 shares of Vanguard Target Retirement 2035 Fund	14,138
The Vanguard Group, Inc.*	471,740 shares of Vanguard Target Retirement 2030 Fund	13,039
The Vanguard Group, Inc.*	409,947 shares of Vanguard Target Retirement 2050 Fund	11,557
The Vanguard Group, Inc.*	345,945 shares of Vanguard Target Retirement 2040 Fund	9,797
The Vanguard Group, Inc.*	526,449 shares of Vanguard Target Retirement 2045 Fund	9,350
The Vanguard Group, Inc.*	435,952 shares of Vanguard Target Retirement Income Fund	5,449
The Vanguard Group, Inc.*	126,988 shares of Vanguard Target Retirement 2010 Fund	3,251
The Vanguard Group, Inc.*	54,595 shares of Vanguard Target Retirement 2055 Fund	1,657
The Vanguard Group, Inc.*	116,658 shares of Vanguard Inflation-Protected Securities Fund	1,210
The Vanguard Group, Inc.*	12,371 shares of Vanguard Target Retirement 2060 Fund	331

		511,561
Value of Interest in Common Collective Trust –
Vanguard Retirement Savings Trust V*	110,872,991 units of stable value fund	113,963

Participant loans*	Participant loans (4% - 10%)	17,953

	Total investments at fair value	985,947

	Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,090)

	Total investments at contract value	$ 982,857
*Party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Managers of the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT AND INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

Date: June 11, 2014	BY: /s/ G. W. Dana G. W. Dana Secretary, Board of Managers

EXHIBIT INDEX

Exhibit Number	Description

23*	Consent of Independent Registered Public Accounting Firm

   * Filed Herewith